UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report and Exhibit 101 are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-168873) of the Company.

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Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months and nine months ended December 31, 2011 of the Company.

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CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and December 31, 2011

	March 31,	December 31,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	716,724	113,876
Accounts receivable, less allowance for doubtful accounts (March 31, 2011: RMB11,850; December 31, 2011: RMB13,873)	77,402	79,898	12,695
Inventories	6,729	9,115	1,448
Prepaid expenses and other receivables	9,982	12,110	1,924
Trading securities	-	335	53
Deferred tax assets	5,373	4,927	783
Total current assets	710,873	823,109	130,779
Property, plant and equipment, net	250,348	245,011	38,928
Non-current prepayments	5,752	6,179	982
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2011: RMB28,106; December 31, 2011: RMB36,154)	240,952	254,421	40,424
Inventories	31,600	33,142	5,266
Intangible assets, net	134,412	130,947	20,805
Available-for-sale equity securities	52,733	10,721	1,703
Other investments	134,363	163,971	26,052
Deferred tax assets	2,565	4,429	704
Total assets	1,563,598	1,671,930	265,643

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	7,150
Accounts payable	5,046	9,893	1,572
Accrued expenses and other payables	106,731	27,365	4,348
Deferred revenue	82,319	91,325	14,510
Amounts due to related parties	360	-	-
Income tax payable	11,156	4,917	781
Total current liabilities	250,612	178,500	28,361
Deferred revenue	162,668	268,499	42,660
Other non-current liabilities	30,036	52,329	8,314
Deferred tax liabilities	26,890	25,115	3,990
Total liabilities	470,206	524,443	83,325

EQUITY
Shareholders’ equity
Ordinary shares - US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,196,547 shares issued and outstanding as of March 31, 2011 and December 31, 2011, respectively	52	50	8
Additional paid-in capital	910,316	866,581	137,686
Accumulated other comprehensive loss	(18,580)	(31,344)	(4,980)
Retained earnings	178,993	281,734	44,763
Total shareholders’ equity	1,070,781	1,117,021	177,477
Noncontrolling interests	22,611	30,466	4,841
Total equity	1,093,392	1,147,487	182,318
Total liabilities and equity	1,563,598	1,671,930	265,643

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CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended December, 2010 and 2011

	Three months ended December 31,			Nine months ended December 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)
Revenues	90,483	94,821	15,066	244,861	280,712	44,601
Direct costs	(20,969)	(21,703)	(3,448)	(57,375)	(63,328)	(10,062)
Gross profit	69,514	73,118	11,618	187,486	217,384	34,539
Operating expenses
Research and development	(1,906)	(1,953)	(310)	(5,243)	(5,662)	(900)
Sales and marketing	(12,536)	(16,930)	(2,690)	(34,310)	(45,111)	(7,167)
General and administrative	(20,231)	(22,711)	(3,608)	(60,543)	(66,610)	(10,583)
Total operating expenses	(34,673)	(41,594)	(6,608)	(100,096)	(117,383)	(18,650)
Operating income	34,841	31,524	5,010	87,390	100,001	15,889
Other income, net
Interest income	2,333	3,570	567	6,371	10,021	1,592
Interest expense	(671)	(741)	(118)	(1,949)	(2,391)	(380)
Exchange (loss)/ gain	(43)	3,484	554	547	(1,376)	(219)
Dividend income	-	-	-	-	7,217	1,147
Others	219	(411)	(65)	1,109	(86)	(14)
Total other income, net	1,838	5,902	938	6,078	13,385	2,126
Income before income tax	36,679	37,426	5,948	93,468	113,386	18,015
Income tax (expense)/ credit	(8,840)	4,273	679	(23,062)	(3,037)	(483)
Net income	27,839	41,699	6,627	70,406	110,349	17,532
Income attributable to noncontrolling interests	(1,964)	(2,229)	(354)	(4,962)	(7,608)	(1,209)
Net income attributable to shareholders	25,875	39,470	6,273	65,444	102,741	16,323

Net income per share:
Attributable to ordinary shares
-Basic	0.36	0.54	0.09	0.96	1.39	0.22
-Diluted	0.36	0.54	0.09	0.96	1.39	0.22

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Other Events

On February 27, 2012, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months and nine months ended December 31, 2011. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 27, 2012

101	The following financial statements as of and for the three-month and nine-month periods ended December 31, 2011, from China Cord Blood Corporation’s Report of Foreign Private Issuer on Form 6-K for the month of February 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) the unaudited condensed consolidated balance sheets; and (ii) the unaudited condensed consolidated statements of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 27, 2012

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